EXHIBIT 5

June 27, 2000

Ford Motor Company

One American Road
Dearborn, Michigan 48126

Ladies and Gentlemen:

      This will refer to the Registration Statement on Form S-4 (Registration No. 333-38352) (the “Registration Statement”), as amended by Amendment No. 1 thereto being filed by Ford Motor Company (the “Company”) on or about the date hereof with the United States Securities and Exchange Commission (the “Commission”) pursuant to the United States Securities Act of 1933, as amended (the “Securities Act”), with respect to the proposed merger and recapitalization involving the Company.

      The recapitalization will be effected through the merger of Ford Value Corporation, a wholly-owned subsidiary of the Company, with and into the Company pursuant to a Recapitalization Agreement and Plan of Merger, dated as of June 27, 2000 (the “Agreement”). In the recapitalization, holders of the Company’s common stock and Class B stock will exchange each share of common stock or Class B stock for one share of a new class of common stock or Class B stock (depending on the class owned before the recapitalization) and, at the holders option, one of the following: (1) $20 in cash, subject to adjustment, (2) a fraction of a share of a new class of common stock with a value of $20, calculated as provided in the Agreement, or (3) a combination of cash and a new class of common stock, with an aggregate value of $20, also calculated as provided in the Agreement, with the relative cash and stock portions determined pursuant to a formula intended to result in a stockholder maintaining approximately 99% of his or her percentage ownership interest in the Company.

      As the Group Vice President and Chief of Staff, General Counsel and Secretary of the Company, I am familiar with the Restated Certificate of Incorporation and the By-Laws and with the affairs of the Company. I also have examined such other documents and instruments and have made such further investigation as I have deemed necessary or appropriate in connection with this opinion.

      Based on the foregoing, it is my opinion that:

      1.  The Company is duly incorporated and validly existing as a corporation under the laws of the State of Delaware.

      2.  When the shares of the Company’s new common stock and Class B stock have been duly executed, authenticated, completed, issued and delivered in accordance with the Agreement, the shares will thereupon be validly issued, fully paid and nonassessable.

      I hereby consent to the use of this opinion as Exhibit 5 to the Registration Statement. In giving this consent, I do not admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act or the Rules and Regulations of the Commission issued thereunder.

Very truly yours,

/s/ John M. Rintamaki

John M. Rintamaki
Group Vice President and
Chief of Staff,
General Counsel and Secretary